UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended September 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-8137

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
American Pacific Corporation
401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
American Pacific Corporation
3883 Howard Hughes Parkway
Suite 700
Las Vegas, NV 89169

American Pacific Corporation
401(k) Plan
Financial Report
09.30.2009
McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
American Pacific Corporation 401(k) Plan
Las Vegas, Nevada
We have audited the accompanying statements of net assets available for benefits of the American Pacific Corporation 401(k) Plan (the “Plan”) as of September 30, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended September 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
McGladrey & Pullen, LLP
Las Vegas, Nevada
March 29, 2010
McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

American Pacific Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
September 30, 2009 and 2008

	2009	2008

Assets
Investments, participant directed, at fair value (Notes 3 and 4):
Cash and cash equivalents	$1,725,362	$13,144,300
Shares of registered investment companies	15,048,944	81,490
American Pacific Corporation common stock (Note 7)	1,444,843	1,734,333
Participant loans	468,020	409,524

Total investments	18,687,169	15,369,647

Receivables:
Participants’ contribution	23,627	—
Profit sharing contribution	145,741	112,401

Total receivables	169,368	112,401

Total assets	18,856,537	15,482,048

Liabilities
Excess contributions refundable	2,439	—

Net assets available for benefits	$18,854,098	$15,482,048

See Notes to Financial Statements.

American Pacific Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended September 30, 2009

Additions:
Investment income:
Dividend and interest income	$489,616
Net appreciation in fair value of investments (Note 3)	855,375
Interest, participant loans	29,598

1,374,589

Contributions:
Participant	2,090,909
Employer match	609,344
Profit sharing	145,741
Rollover	114,270

2,960,264

Total additions	4,334,853

Deductions:
Benefits paid	960,038
Plan expenses (Note 7)	2,765

Total deductions	962,803

Increase in Net Assets	3,372,050

Net assets available for benefits:
Beginning of year	15,482,048

End of year	$18,854,098

See Notes to Financial Statements.

American Pacific Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Plan Description
The following description of the American Pacific Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as restated, for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan open to employees of American Pacific Corporation (the “Company”) and its subsidiaries who are not members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective October 1, 2008, the Company appointed Orchard Trust Company, LLC (“Orchard”) as trustee and custodian and Great-West Retirement Services as recordkeeper of the Plan. Due to the change in service providers, the Company instituted a black-out period from September 22, 2008 to October 8, 2008, during which time the only activity recorded by the Plan was participant and employer matching contributions and investment income. The activity recorded during this black-out period was posted and held by Orchard. The investments held under Franklin, with the exception of the American Pacific Corporation common stock, were sold on September 30, 2008 and were held in cash equivalents until shares of the investment options offered under Orchard were purchased during the black-out period ending October 8, 2008.
Contributions
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by employees 50 years and older. Participants may also contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions. For the year ended September 30, 2009 employee rollover contributions totaled $114,270. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and employer stock as investment options for participants. The Company, at its discretion, may contribute to the Plan. For the year ended September 30, 2009, the Company elected to match contributions for employees of it subsidiaries located in New York and California only. These matching contributions equal 100% of participant contributions, up to the first 3% of participant compensation, and 50% of participant contributions, up to the next 3% of participant compensation. For the year ended September 30, 2009, the Company made matching contributions of $609,344.
The Company has elected to make an annual discretionary profit sharing contribution to eligible employees of its subsidiary located in New York of at least 3% of annual compensation. Any amount over the annual discretionary profit sharing contribution of at least 3% will be at the discretion of the Company. For the year ended September 30, 2009, the Company made profit sharing contributions of $145,741.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 1. Plan Description (continued)
Participant accounts
Each participant’s account is credited with the participant’s contributions, including amounts rolled over from other qualified plans, and allocations of the Company’s discretionary matching contribution, the Company’s discretionary profit sharing contribution, and Plan earnings, and is charged with benefit payments and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.
Vesting
Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.
Participant loans
In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (to) from the investment (from) to the participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on participant loans vary, ranging from 4.25% to 10%. Maturities range from October 2009 through April 2017.
Payment of benefits
Upon termination of service, if the vested value of a participant’s account is less than $5,000, his or her account will be distributed in a single lump-sum payment. If the vested value of a participant’s account exceeds $5,000, he or she may elect to receive either a lump-sum amount, substantially equal payments for a specified term or elect to have all the distribution paid in a direct rollover to another qualified plan, or a combination of the above.
Forfeited accounts
At September 30, 2009 and 2008, forfeited accounts totaled $45 and $0, respectively. Forfeited accounts are utilized first to reduce Plan expenses. Effective October 1, 2008, any remaining forfeitures are used to reduce employer contributions. Prior to October 1, 2008, remaining forfeitures were allocated to participants in proportion to each participant’s compensation for the year. No forfeitures were used to reduce Plan expenses or to reduce employer contributions during the year ended September 30, 2009.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies
Basis of accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of benefits
Benefits are recorded when paid.
Expenses
Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)
New accounting pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued an interpretation regarding Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This intepretation also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of this guidance for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Plan has elected this deferral and accordingly will be required to adopt this interpretation in its 2010 annual financial statements. Prior to adoption of this interpretation, the Plan will continue to evaluate its uncertain tax positions and related income tax contingencies under the Accounting for Contingencies guidance. The Accounting for Contingencies guidance requires the Plan to accrue for losses it believes are probable and can be reasonably estimated. Management has not yet assessed the potential impact the adoption of this interpretation will have on the Plan’s net assets, results of operations or financial statement disclosures, if any.
In September 2006, the FASB issued guidance on Fair Value Measurements. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This guidance also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under this guidance, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued a staff position, which permits a one-year deferral for the implementation of this guidance with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Plan adopted this guidance for the Plan year beginning October 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until the Plan year beginning October 1, 2009, with no material effect. Management has not yet assessed the potential impact the adoption of the remaining provisions of this guidance will have on the Plan’s net assets, results of operations or financial statement disclosures.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 3. Investments
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, are as follows:

	2009	2008
Cash and cash equivalents:
Federated Prime Cash Obligations Fund	$1,725,359	$13,144,300
Shares of registered investment companies:
BlackRock Global Allocation Fund	$1,528,309	**
BlackRock Equity Dividend Fund	$1,293,210	**
American Funds Growth Fund of America	$1,119,267	**
BlackRock U.S. Opportunites Inv Fund	$1,102,119	**
American Funds Europacific Growth Fund	$965,069	**

Common stock:
American Pacific Corporation common stock	$1,444,843	$1,734,333

**	These investments are below 5% of the Plan’s net assets at September 30, 2009 or September 30, 2008.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 3. Investments (continued)
The Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2009 as follows:

Cash and cash equivalents:
Federated Prime Cash Obligations Fund	$6,534

Shares of registered investment companies:
Lazard Emerging Markets Open Fund	$216,242
BlackRock U.S. Opportunites Inv Fund	199,791
BlackRock Global Allocation Fund	176,553
American Funds Europacific Growth Fund	153,893
American Funds Growth Fund of America	143,581
Templeton Global Bond Fund	122,402
Artisian Mid Cap Value Fund	90,997
Ivy Science and Technology Fund	73,208
MFS Utilities Fund	67,955
American Funds Fundamental Inv Fund	61,096
BlackRock Equity Dividend Fund	60,008
Columbia Energy and Natural Resources Fund	57,358
BlackRock Small Cap Growth Equity Fund	50,167
Artio Total Return Bond Fund	35,138
DWS Equity 500 Index Fund	33,042
PIMCO GNMA Fund	24,280
Alliance Bernstein 2030 Retirement Str R Fund	22,418
Alliance Bernstein 2025 Retirement Str R Fund	20,309
Dreyfus Small Cap Stock Index Fund	16,694
Allianz NFJ Small Cap Value Fund	15,306
Alliance Bernstein 2040 Retirement Str R Fund	15,120
American Funds High Income Fund	12,994
Alliance Bernstein 2015 Retirement Str R Fund	12,853
Alliance Bernstein 2035 Retirement Str R Fund	8,530
Hartford Global Health Fund	8,434
Alliance Bernstein 2045 Retirement Str R Fund	6,631
Alliance Bernstein 2000 Retirement Str R Fund	2,899
Alliance Bernstein 2005 Retirement Str R Fund	2,731
Alliance Bernstein 2055 Retirement Str R Fund	643
Alliance Bernstein 2050 Retirement Str R Fund	162
Alliance Bernstein 2020 Retirement Str R Fund	(11,575)
JP Morgan U.S. Real Estate Fund	(16,978)
Alliance Bernstein 2010 Retirement Str R Fund	(22,931)

1,659,951

Common stock:
American Pacific Corporation common stock	(811,110)

Net appreciation in fair value of investments	$855,375

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 4. Fair Value Measurements
Effective October 1, 2008, the Plan adopted new accounting guidance related to fair value measurements which provides a framework for measuring fair value under generally accepted accounting principles. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the new guidance are described below:
•	Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2009 and 2008.
Cash equivalents: Valued at cost, which approximates fair value.
Registered investment companies: Valued at the net asset value (NAV) of shares held by the plan at year end.
American Pacific Corporation common stock: Valued at the closing price reported in the active market in which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of September 30, 2009.

	Investments at Fair Value as of September 30, 2009
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$1,725,362	$—	$—	$1,725,362
Shares of registered investment companies	15,048,944	—	—	15,048,944
American Pacific Corporation common stock	1,444,843	—	—	1,444,843
Participant loans	—	—	468,020	468,020

Total investments at fair value	$18,219,149	$—	$468,020	$18,687,169

Level 3 gains and losses:
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended September 30, 2009.

Participant
loans
Balance, beginning of year	$409,524
Issuances and settlements (net)	58,496

Balance, end of year	$468,020

Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their account.
Note 6. Income Tax Status
Effective October 1, 2008, the Plan was adopted from a non-standardized prototype plan document offered by Orchard. The Internal Revenue Service (“IRS”) has determined and informed the prototype sponsor by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).
The Plan’s adoption agreement under the prototype plan sponsored by Orchard is in the process of being submitted to the IRS for a determination that the Plan as adopted is designed in accordance with the IRC. The Plan has not yet received approval from the IRS regarding the determination letter application. However, the Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust was exempt from taxation as of the financial statement date.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements

Note 7. Exempt Party-In-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Orchard Trust Company or its affiliates. Orchard Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Orchard Trust Company totaled $2,764 for the year ended September 30, 2009.
At September 30, 2009 and 2008, the Plan held 186,191 and 132,797 shares of common stock of the Company, respectively, with a cost basis of $1,444,843 and $1,466,959, respectively. At September 30, 2009 and 2008, the Plan held 3 and 3,678 units in the Employer Stock Awaiting Purchase Fund, respectively, with a cost basis of $3 and $3,678, respectively.
Note 8. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Changes in Net Assets Available for Benefits.
Note 9. Voluntary Compliance Program
During the plan year ended September 30, 2008, the Company determined that the terms of the Plan document were not followed with respect to the definition of compensation for purposes of salary deferrals and matching contributions for the plan year ended September 3, 2008. The Company took remedial actions under the IRS Voluntary Compliance Program, a component remedial program under the IRS’ Employee Plans Compliance Program Systems, to correct this matter. The Company submitted its request to the IRS in 2009 and received a draft compliance statement in March 2010 from the IRS accepting the Company’s proposed method of correction.
Note 10. Subsequent Event
Subsequent to year end the Plan is being amended and restated to adopt various required IRS and Pension Protection Act of 2006 provisions.

American Pacific Corporation 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year
September 30, 2009

		Description of investment, including
	Identity of issuer, borrower, lessor, or similar	maturity date, collateral and maturity
	party	value	Cost	Current Value
	Cash and cash equivalents
*	Federated Prime Cash Obligations Fund	Mutual fund		$1,725,359
*	Employer Stock Awaiting Purchase Fund			3

				1,725,362

	Shares of registered investment companies:
*	BlackRock Global Allocation Fund	Mutual fund	**	1,528,309
*	BlackRock Equity Dividend Fund	Mutual fund	**	1,293,210
*	American Funds Growth Fund of America	Mutual fund	**	1,119,267
*	BlackRock U.S. Opportunities Inv Fund	Mutual fund	**	1,102,120
*	American Funds Europacific Growth Fund	Mutual fund	**	965,069
*	Lazard Emerging Markets Open Fund	Mutual fund	**	903,139
*	Templeton Global Bond Fund	Mutual fund	**	709,868
*	Artio Total Return Bond Fund	Mutual fund	**	706,169
*	PIMCO GNMA Fund	Mutual fund	**	680,197
*	Allianz NFJ Small Cap Value Fund	Mutual fund	**	654,657
*	Artisian Mid Cap Value Fund	Mutual fund	**	599,166
*	American Funds Fundamental Inv Fund	Mutual fund	**	558,385
*	Columbia Energy and Natural Resources Fund	Mutual fund	**	543,299
*	BlackRock Small Cap Growth Equity Inv Fund	Mutual fund	**	504,510
*	DWS Equity 500 Index Fund	Mutual fund	**	438,320
*	MFS Utilities Fund	Mutual fund	**	380,049
*	Dreyfus Small Cap Stock Index Fund	Mutual fund	**	348,585
*	AllianceBernstein 2025 Retirement Str R Fund	Mutual fund	**	300,315
*	Ivy Science and Technology Fund	Mutual fund	**	285,998
*	AllianceBernstein 2030 Retirement Str R Fund	Mutual fund	**	269,136
*	AllianceBernstein 2020 Retirement Str R Fund	Mutual fund	**	206,080
*	Hartford Global Health Fund	Mutual fund	**	185,028
*	AllianceBernstein 2040 Retirement Str R Fund	Mutual fund	**	153,069
*	AllianceBernstein 2015 Retirement Str R Fund	Mutual fund	**	130,165
*	JP Morgan U.S. Real Estate Fund	Mutual fund	**	111,492
*	American Funds High Income Fund	Mutual fund	**	103,201
*	AllianceBernstein 2035 Retirement Str R Fund	Mutual fund	**	79,602
*	AllianceBernstein 2045 Retirement Str R Fund	Mutual fund	**	59,512
*	AllianceBernstein 2000 Retirement Str R Fund	Mutual fund	**	46,368
*	AllianceBernstein 2005 Retirement Str R Fund	Mutual fund	**	41,663
*	AllianceBernstein 2010 Retirement Str R Fund	Mutual fund	**	37,487
*	AllianceBernstein 2055 Retirement Str R Fund	Mutual fund	**	4,179
*	AllianceBernstein 2050 Retirement Str R Fund	Mutual fund	**	1,330

				15,048,944

*	American Pacific Corporation Common Stock	Common Stock (186,191 Shares)	**	1,444,843

*	Participant Loans Receivable	Interest rates ranging from 4.25% -10%, maturing through April 2017	**	468,020

	Total investments			$18,687,169

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan
	By:	American Pacific Corporation, as Plan
Administrator

Date: March 29, 2010	By:	/s/ JOSEPH CARLEONE
Joseph Carleone
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description

23.1	Consent of Independent Registered Public Accounting Firm